

Mail Stop 3561

February 9, 2018

Aaron C. Johnson
Chief Executive Officer
Spotlight Capital Holdings, Inc.
601 Figueroa St., Ste. 4050
Los Angeles, CA 90017

> **Re: Spotlight Capital Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed January 18, 2018**
> **File No. 024-10606**

Dear Mr. Johnson:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you contemplate offering 6,666,666 to 20,000,000 shares of common stock with a price range of $1.00 to $3.00 per share in a flexible price offering. Please note that Regulation A does not permit at the market offerings. Refer to Rule 251(d)(3)(ii). We also note your disclosure on page 6 that this is a fixed price offering. Please revise your offering structure to comply with Rule 251.

Item 6. Use of Proceeds to Issuer, page 7

2. We note your disclosure about "numerous entertainment projects that [you] intend[] to invest in in 2016." Please update this disclosure.

3.   We note that the company has been conducting this offering over the last 12 months. Please disclose how much the company has raised in proceeds to date and how those proceeds have been utilized.

<u>Signatures, page 25</u>

4.   Please have your principal financial officer sign the offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Andre L. Ligon, Esq.